SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
+852 2514-7660	dfertig@stblaw.com

November 19, 2019

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Andrew Blume, Staff Accountant

Jennifer Thompson, Accounting Branch Chief

Re:                             Alibaba Group Holding Limited

Form 20-F for the Fiscal Year Ended March 31, 2019

Filed June 5, 2019

File No. 1-36614

Ladies and Gentlemen:

On behalf of our client Alibaba Group Holding Limited (the “Company”), we are submitting this letter in response to your follow-up correspondence dated November 5, 2019 (the “November 5 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on June 5, 2019.

In the November 5 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff when the Company will respond.  The Company respectfully advises the Staff that it continues to work on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until December 4, 2019 (ten business days from the date of this request) and expects to respond no later than that date and will endeavor to respond earlier if possible.

* * *

DANIEL FERTIG	ADAM C. FURBER	MAKIKO HARUNARI	IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

In the meantime, please do not hesitate to contact me at +852-2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

cc:                                Daniel Yong Zhang, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel and Secretary

Alibaba Group Holding Limited